FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                                     1934


                               March 19, 2007

                       Commission File Number 001-14978


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F  X                   Form 40-F
                         ---                            ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

               Yes                            No  X
                   ---                           ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                 Smith & Nephew plc
                                                 (Registrant)


Date: March, 19, 2007
                                                  By:   /s/ Paul Chambers
                                                        -----------------
                                                 Paul Chambers
                                                 Company Secretary




NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).


(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/ person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.



Please complete all relevant boxes should in block capital letters.



1. Name of the issuer



Smith & Nephew plc



2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)



(i) a transaction notified in accordance with DR 3.1.4R(1)(a)



3. Name of person discharging managerial responsibilities/director

Joe Woody



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest



Joe Woody



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of US$0.20 each



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Greenwood Nominees Limited, as nominee for Abacus Corporate Trustee Limited



8 State the nature of the transaction

Acquisition of ordinary shares



9. Number of shares, debentures or financial instruments relating to shares acquired

1,015



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Less than 0.01%



11. Number of shares, debentures or financial instruments relating to shares disposed



.....................................



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)



.....................................



13. Price per share or value of transaction

633 per ordinary share



14. Date and place of transaction

15 March 2007



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

1,015 Ordinary Shares and 8,784 ADSs



16. Date issuer informed of transaction

16 March 2007



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes



17 Date of grant

15 March 2007 - Grant of Executive Share Options, Performance Share Plan and Co-investment Plan Awards



18. Period during which or date on which it can be exercised

Executive Share Options, Performance Share Plan and Co-investment Plan awards - 15 March 2010 - 14 March 2017



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved (class and number)

35,115 Ordinary shares of US$0.20 each - Executive Share Option

26,336 Ordinary shares of US$0.20 each - Performance Share Plan

1,755 Ordinary shares of US$0.20 each  - Co-investment Plan



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Executive share options - 626.5 pence



22. Total number of shares or debentures over which options held following notification

152,473



23. Any additional information

Acquisition of 1,015 shares by Abacus Trustees in respect of the Co-investment Plan award





24. Name of contact and telephone number for queries



Phil Higgins -Assistant Company Secretary - 020 7960 2228



Name and signature of duly authorised officer of issuer responsible for making notification



Phil Higgins - Assistant Company Secretary



Date of notification



16 March 2007

END